UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number 001-33922

DRYSHIPS INC.

74-76 V. Ipeirou Street

151 25, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated October 21, 2014: DryShips Announces Latest Developments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: October 21, 2014	By: /s/George Economou
George Economou Chief Executive Officer

Exhibit 99.1

DRYSHIPS ANNOUNCES LATEST DEVELOPMENTS

ATHENS, GREECE – October 20, 2014 - DryShips Inc. (NASDAQ: DRYS) (the “Company” or “DryShips”), an international provider of marine transportation services for drybulk and petroleum cargoes, and through its majority owned subsidiary, Ocean Rig UDW Inc. (“Ocean Rig”), of offshore deepwater drilling services, today announced the following:

•

Ocean Rig has agreed to provide DryShips with $120m of immediate liquidity through a short-term unsecured loan. The proceeds will be used, if needed, to repay its 5% Convertible Notes maturing in Dec. 1, 2014.

•

Ocean Rig has declared its third consecutive quarterly cash dividend with respect to the quarter ended September 30, 2014, of $0.19 per common share, to shareholders of record as of October 31, 2014, and payable on or about November 11, 2014.

•

Ocean Rig has been awarded extensions of the drilling contracts for its two ultra deepwater drillships the Ocean Rig Corcovado and the Ocean Rig Mykonos by Petróleo Brasileiro S.A. (“Petrobras”) for drilling offshore Brazil. The contracts extensions are subject to partner approvals. The term of each extension is for 1,095 days with a total combined revenue backlog of over $1.1 billion, excluding reimbursement by Petrobras for contract related equipment upgrades. The new contracts will commence in direct continuation from the end of the current agreements with Petrobras, in Q1 and Q2 of 2015.

•

Ocean Rig signed an amendment with Total E&P Angola to extend the date by which Total E&P Angola should exercise the option to extend the term of the contract for two additional one-year periods. The first option is now exercisable until February 27, 2015 and the second option exercisable within one year after the date of exercise of the first option.

•

DryShips expects its third quarter EBITDA to be within the range of $265 million to $300 million.

George Economou, the Company’s Chairman and Chief Executive Officer, commented:

“We are delighted to announce another quarter of solid operational performance mainly attributed to the high utilization of about 98% achieved by our drilling segment. We are also excited with the extension for the contracts for the Corcovado and the Mykonos which brings the total backlog of our subsidiary Ocean Rig to $5.5 billion. On the back of this solid backlog, Ocean Rig also announced its third consecutive quarterly dividend payment of $0.19 per share.

Petrobras contract extensions and TOTAL’s LOI extension for the Olympia is a positive sign for the future prospects of the UDW market. We see various requirements from clients for additional drilling programs in Angola. We believe that as oil companies are finalizing their budgets for 2015, we will get a much clearer picture of the long term supply and demand balance which may be tighter than market expectations.

We do not believe that the current stock price of Ocean Rig reflects the true value of company, which stock price has be adversely affected by the recent volatility of the oil price and the overhang created by the uncertainty about our ability to repay our Convertible Notes. I want to re-assure all shareholders, that DryShips fully expects to fund the December 1st maturity of the 5% Convertible Notes, and the loan from Ocean Rig is just a backstop in case we need a bit more time to execute on the various alternatives we are working on and if drawn, will be repaid as soon as possible.

Ocean Rig with its high specification, pure play UDW fleet and solid balance sheet and backlog is uniquely positioned amongst its clients. Ocean Rig’s newbuilding program in 2016 and 2017 provides further growth into a market we believe in and its solid backlog supports for dividends and other value creation initiatives, such as the MLP.”

About DryShips

DryShips Inc. is an owner of drybulk carriers and tankers that operate worldwide. Through its majority owned subsidiary, Ocean Rig, DryShips owns and operates 13 offshore ultra deepwater drilling units, comprised of two ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, one of which is scheduled to be delivered to Ocean Rig during 2015, one of which is scheduled to be delivered to Ocean Rig during 2016 and two of which are scheduled to be delivered to Ocean Rig during 2017.  DryShips owns a fleet of 39 drybulk carriers, comprised of 13 Capesize, 24 Panamax and twoSupramax vessels with a combined deadweight tonnage of approximately 4.3 million tons, and 10 tankers, comprising four Suezmax and six Aframax tankers, with a combined deadweight tonnage of over 1.3 million tons.  DryShips’ common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “DRYS.”

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com

Forward-Looking Statements

This news release contains certain forward-looking information and statements.  Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire and drilling dayrates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers and customer drilling programs, scheduled and unscheduled drydockings and upgrades, changes in our operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips with the SEC.